SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549
                         FORM 12b-25

                               Commission File Number 1-07151


                  NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [X] Form 11-K  [ ] Form 20-F
[ ] Form 10-Q [ ] Form N-SAR

     For Period Ended: December 31, 1998
                       ------------------
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
---------------------------------------------------------------
---------------------------------------------------------------

                           PART I
                    REGISTRANT INFORMATION

Full name of registrant:                  The Clorox Company
Former name if applicable:          First Brands Corporation
Address of principal executive
 office (street and number):        1221 Broadway
City, state and zip code:           Oakland, CA  94612-1888

                           PART II
                   RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to ule 12b-25(b), the following should be completed.
(Check box if appropriate.)

          (a)  The reasons described in reasonable detail in
               Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report,
               transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                          PART III
                          NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Form 11-K of the Savings Plan for Employees of First Brands Corporation and Participating Subsidiaries (the "Plan") was due on June 29, 1999. The Clorox Company acquired First Brands Corporation in a merger transaction during the third quarter of The Clorox Company's 1999 fiscal year. It has taken longer than expected to complete financial statements for the Plan following the merger, including the related consents of both Deloitte & Touche LLP and KPMG LLP, which consents are required due to the incorporation of certain past audited financial information. It is anticipated that the Form 11-K for the Plan will be filed within the time required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

                           PART IV
                    OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Pamela Williams, Corporate Counsel of The Clorox Company,
(510) 271-4914.

     (2)     Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                        [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                        [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  The Clorox Company
        (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   June 30, 1999       By: /s/ PETER D. BEWLEY
                                Peter D. Bewley
                                Senior Vice President - General
                                Counsel and Secretary


ATTENTION

     Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).